Organigram Invests in U.S. Based Open Book Extracts Representing Inaugural Jupiter Investment
North Carolina-based Open Book Extracts is a leading ingredient provider, product formulator and manufacturer of hemp-derived extracts and products.

Toronto, Ontario – March 26, 2024 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”) is pleased to announce a US $2 million minority investment in Steady State LLC (d/b/a Open Book Extracts) (“OBX”) in the form of a convertible note.
Based in Roxboro within North Carolina’s “Research Triangle,” OBX specializes in legal cannabinoid ingredient production and serves as a one-stop formulation and finished goods manufacturer, simplifying its clients’ supply chains.
“We are extremely excited to make our first Jupiter pool investment in Open Book Extracts, a company that we’ve had on our radar for quite some time,” said Paolo De Luca, Chief Strategy Officer of Organigram. “OBX has a scalable platform, differentiated products, and a great team, all of which support its tremendous access to the U.S. market and leadership in the fast-growing hemp derivatives category,” he concluded.
“Organigram has consistently proven itself to be one of Canada’s leading licensed cannabis producers and has growing international ambitions which is why we are so eager to have them as an investor in OBX,” said OBX co-founder and CEO David Neundorfer. “We are pleased to receive the investment from Organigram, who share our commitment to upholding the highest standards of product quality, and we look forward to helping the company launch hemp-derived products in the U.S. over time,” added Oscar Hackett, co-founder, President, and CFO.

Strategic Rationale of the Investment
●The investment in OBX provides a further footprint in the U.S, which was a strategic priority set out in the Jupiter investment strategy.
●OBX is a professional, quality-led company that is growing quickly and is uniquely positioned to leverage the expanding legal hemp derivatives market.
●Through its investment in OBX, Organigram will gain valuable insights into the U.S. market and its consumers. In time, Organigram plans to work with OBX to explore potential product launches in the U.S.
●OBX and Organigram are currently discussing an opportunity for OBX to serve as a collaborative research partner for efficacy testing, technology development, and formulation sciences.
●OBX is nearing completion of its EU GMP certification, which will create further international collaboration opportunities between OBX and Organigram.

Select Convertible Note Particulars
●Organigram’s US $2 million subordinate secured convertible note instrument (the “Note”) is part of a larger funding round totaling ~US $15 million. The most recent investors include a fund managed by KEY Investment Partners and the Lago Innovation Fund. Existing investors of OBX include BT DE Investments Inc., a subsidiary of British American Tobacco plc. (BAT).
●The Note matures on October 16, 2026, unless converted beforehand into equity of OBX.
●If OBX completes a future equity raise of at least US $5 million, the Note will, subject to certain conditions, convert into equity at a 20% discount to the price of that financing round.
●The Note is secured by a general security charge over OBX’s assets and is subordinate only to one security holder.
●Funds will be used for general corporate purposes.
●As part of the convertible note subscription, Organigram will be granted one observer seat on the OBX board.

About Organigram Holdings Inc.
Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc., a licensed producer of cannabis, cannabis-derived products and cannabis infused edibles in Canada.
Organigram is focused on producing high-quality cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).
About Open Book Extracts
Headquartered in Roxboro, N.C., Open Book Extracts is an NSF cGMP and ISO 9001-certified manufacturer of premium hemp-based cannabinoid products, aiming to be the industry’s true north by delivering premium products, exceptional service, and industry-leading transparency. With a state-of-the-art extraction campus near North Carolina’s Research Triangle, proprietary refinement and conversion methods backed by a growing IP portfolio, and a team of experienced scientists and seasoned business leaders, OBX is the trusted partner for global brands seeking to enter the marketplace.
For more information, visit https://openbookextracts.com.
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market, legal and regulatory conditions, and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For Media enquiries:
Megan McCrae
Senior Vice President, Global Brands and Corporate Affairs
megan.mccrae@organigram.ca
Organigram

For Investor enquiries:
Max Schwartz
Director of Investor Relations
max.schwartz@organigram.ca
Organigram